Mail Stop 4561

August 12, 2008

Stacie K. Yamane
Chief Financial Officer
KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

       Re: **KBS Real Estate Investment Trust, Inc.**
            Form 10-K for Fiscal Year Ended
            December 31, 2007
            Filed March 31, 2008
            Form 10-Q for Quarterly Period Ended
            March 31, 2008
            Filed May 15, 2008
            File No. 000-52606

Dear Ms. Yamane:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Kevin Woody
                  Branch Chief